UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July, 2026

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Condensed consolidated income statement
for the period ended 30 June 2026 (unaudited)

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Interest receivable	13,043	12,673
Interest payable	(6,153)	(6,553)
Net interest income	6,890	6,120
Fees and commissions receivable	1,710	1,608
Fees and commissions payable	(393)	(368)
Trading income	386	575
Other operating income	269	50
Non-interest income	1,972	1,865
Total income	8,862	7,985
Staff costs	(2,134)	(2,129)
Premises and equipment	(628)	(587)
Other administrative expenses	(794)	(745)
Depreciation and amortisation	(565)	(557)
Operating expenses	(4,121)	(4,018)
Profit before impairment losses	4,741	3,967
Impairment losses	(423)	(382)
Operating profit before tax	4,318	3,585
Tax charge	(1,138)	(910)
Profit for the period	3,180	2,675

Attributable to:
Ordinary shareholders	3,035	2,488
Paid-in equity holders	149	186
Non-controlling interests	(4)	1
	3,180	2,675

Earnings per share attributable to ordinary shareholders - basic	38.1p	30.9p
Earnings per share attributable to ordinary shareholders - diluted	37.7p	30.5p

Condensed consolidated statement of comprehensive income
for the period ended 30 June 2026 (unaudited)

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Profit for the period	3,180	2,675
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	7	9
Changes in fair value of financial liabilities designated at fair value through profit or loss (FVTPL) due to changes in credit risk	6	(1)
FVOCI financial assets	2	49
Tax	1	(2)
	16	55
Items that do qualify for reclassification
FVOCI financial assets	63	63
Cash flow hedges (1)	(36)	658
Currency translation	(153)	(95)
Tax	(14)	(192)
	(140)	434
Other comprehensive (losses)/income after tax	(124)	489
Total comprehensive income for the period	3,056	3,164

Attributable to:
Ordinary shareholders	2,911	2,977
Paid-in equity holders	149	186
Non-controlling interests	(4)	1
	3,056	3,164

(1)     Refer to footnote 4 and 5 of the condensed consolidated statement of changes in equity.

Condensed consolidated balance sheet

as at 30 June 2026 (unaudited)

	30 June	31 December
	2026	2025
	£m	£m
Assets
Cash and balances at central banks	76,743	85,182
Trading assets	47,366	46,537
Derivatives	63,157	60,789
Settlement balances	10,015	645
Loans to banks - amortised cost	7,342	6,958
Loans to customers - amortised cost	435,908	418,881
Other financial assets	86,552	79,770
Other assets (including intangible assets)	18,284	15,791
Total assets	745,367	714,553

Liabilities
Bank deposits	50,002	44,092
Customer deposits	448,605	442,998
Settlement balances	9,995	942
Trading liabilities	50,637	49,022
Derivatives	56,256	53,974
Other financial liabilities	72,034	67,599
Subordinated liabilities	6,606	6,123
Notes in circulation	3,110	3,164
Other liabilities	4,294	4,026
Total liabilities	701,539	671,940

Equity
Ordinary shareholders' interests	38,748	38,028
Other owners' interests	5,070	4,571
Owners' equity	43,818	42,599
Non-controlling interests	10	14
Total equity	43,828	42,613

Total liabilities and equity	745,367	714,553

Condensed consolidated statement of changes in equity

for the period ended 30 June 2026 (unaudited)

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	value	hedging (4,5)	exchange (6)	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	10,021	4,571	2,613	14,419	13	(752)	833	10,881	42,599	14	42,613
Profit attributable to ordinary shareholders
and other equity owners				3,184					3,184	(4)	3,180
Other comprehensive income
Remeasurement of retirement benefit schemes				7					7		7
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				6					6		6
Unrealised gains					91				91		91
Amounts recognised in equity						(201)			(201)		(201)
Retranslation of net assets							(58)		(58)		(58)
Gains on hedges of net assets							36		36		36
Reclassification of OCI to Income statement					(26)	165	(131)		8		8
Tax				(2)	(14)	8	(5)		(13)		(13)
Total comprehensive income/(losses)				3,195	51	(28)	(158)	-	3,060	(4)	3,056

Transactions with owners
Ordinary share dividends paid				(1,835)					(1,835)	-	(1,835)
Paid in equity dividends paid				(149)					(149)		(149)
Paid-in equity issued (1)		499							499		499
Shares repurchased (2)	(85)		85	(479)					(479)		(479)
Sharing in success				(27)					(27)		(27)
Employee share schemes				45					45		45
Shares vested under employee share schemes			114						114		114
Share-based remuneration				(9)					(9)		(9)
At 30 June 2026	9,936	5,070	2,812	15,160	64	(780)	675	10,881	43,818	10	43,828

For the notes to this table, refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 30 June 2026 (unaudited) continued

	Share		Other		Other reserves				Total	Non
	capital and	Paid-in	statutory	Retained	Fair	Cash flow	Foreign		owners'	controlling	Total
	share premium	equity	reserves (3)	earnings	value	hedging (4,5)	exchange	Merger	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2025	10,133	5,280	2,350	11,426	(103)	(1,443)	826	10,881	39,350	28	39,378
Profit attributable to ordinary shareholders
and other equity owners				2,674					2,674	1	2,675
Other comprehensive income
Realised losses in period on FVOCI equity shares				(2)	2				-		-
Remeasurement of retirement benefit schemes				9					9		9
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk				(1)					(1)		(1)
Unrealised gains					116				116		116
Amounts recognised in equity						102			102		102
Retranslation of net assets							(55)		(55)		(55)
Losses on hedges of net assets							(40)		(40)		(40)
Amount transferred from equity to earnings					(4)	556	-		552		552
Tax				(2)	(19)	(186)	13		(194)		(194)
Total comprehensive income/(losses)				2,678	95	472	(82)	-	3,163	1	3,164

Transactions with owners
Ordinary share dividends paid				(1,250)					(1,250)	-	(1,250)
Paid in equity dividends				(186)					(186)		(186)
Paid-in equity issued (1)		749							749		749
Purchase of non-controlling interest				(10)					(10)	(11)	(21)
Employee share schemes				32					32		32
Shares vested under employee share schemes			121						121		121
Share-based remuneration				(11)					(11)		(11)
At 30 June 2025	10,133	6,029	2,471	12,679	(8)	(971)	744	10,881	41,958	18	41,976
(1) The issuance above is after netting of issuance fees of £1.5 million (2025 - £1.6 million), and the associated tax credit of £0.4 million (2025 - £0.4 million).
(2)     As part of the On Market Share Buyback Programmes NatWest Group plc repurchased and cancelled 78.5 million shares in 2026. The total consideration of these shares excluding fees was £474.3 million. The nominal value of the share cancellations was transferred     to the capital redemption reserve. There were no outstanding share repurchases in
          June that settled in July 26.

(3) Other statutory reserves consist of Capital redemption reserves of £3,415 million (2025 - £3,218 million) and Own shares held reserves of £603 million (2025 - £747 million).
(4)     The change in the cash flow hedging reserve is driven by realised accrued interest transferred to the income statement and an increase in swap rates in the period, where the portfolio of swaps are net receive fixed from an interest rate risk perspective.

(5)     The amount transferred from equity to the income statement is mostly recorded within net interest income mainly within loans to banks and customers - amortised cost, balances at central banks, bank deposits and customer deposits.
(6)     Includes foreign exchange reserves recycling arising from the wind-down of Ulydien Designated Activity Company (£92 million) and capital repatriation from NatWest Markets Group Holdings Corporation (£38 million).

Condensed consolidated cash flow statement

for the period ended 30 June 2026 (unaudited)

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Cash flows from operating activities
Operating profit before tax	4,318	3,585
Adjustments for non-cash and other items	774	350
Net cash flows from trading activities	5,092	3,935
Changes in operating assets and liabilities	1,163	2,088
Net cash flows from operating activities before tax	6,255	6,023
Income taxes paid	(1,057)	(906)
Net cash flows from operating activities	5,198	5,117
Net cash flows from investing activities	(7,375)	(7,896)
Net cash flows from financing activities	(4,026)	418
Effects of exchange rate changes on cash and cash equivalents	(244)	391
Net decrease in cash and cash equivalents	(6,447)	(1,970)
Cash and cash equivalents at beginning of period	95,433	104,845
Cash and cash equivalents at end of period	88,986	102,875

Notes

1. Presentation of condensed consolidated financial statements

The condensed consolidated financial statements should be read in conjunction with the NatWest Group plc 2025 Annual Report and Accounts. The accounting policies are the same as those applied in the consolidated financial statements except for the addition of Business combinations, noted below, resulting from the acquisition of Evelyn Partners on 30 June 2026. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The condensed consolidated financial statements include the related notes, as well as the information marked as 'reviewed' within pages 21 to 68.

The Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7 - issued May 2024) were adopted on 1 January 2026. NatWest Group has made an accounting policy election to derecognise financial liabilities before the settlement date where they are settled using electronic payment systems that satisfy the specified conditions in IFRS 9. The amendments had no material impact on the financial performance or position of NatWest Group.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved and in accordance with IAS 34 Interim Financial Reporting, as adopted by the UK and as issued by the International Accounting Standards Board (IASB).

Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value. Acquisition-related costs are recognised in profit or loss as incurred.

At the acquisition date, the identifiable assets acquired and the liabilities assumed are recognised at their fair value at the acquisition date, except that:

●     deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognised and measured in accordance with IAS 12 Income Taxes and IAS 19 Employee Benefits respectively; and
●     liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 2 Share-based Payment at the acquisition date.

The excess of the sum of the consideration transferred over the fair value of the identifiable assets acquired and the liabilities assumed is recognised as goodwill.

The fair value measurement of identifiable assets acquired and liabilities assumed may be adjusted if additional information is obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

In relation to the acquisition of Evelyn Partners, NatWest Group made significant judgements in respect of valuation techniques and modelling assumptions used to determine the fair value of identifiable assets acquired and liabilities assumed.

NatWest Group has applied judgement in determining the allocation of acquired goodwill to the group of cash-generating units expected to benefit from the acquisition.

Further information on the acquisition of Evelyn Partners during the current period is included in Note 2.

The estimated useful economic lives set out in the intangible assets accounting policy, would be expanded to include:

Customer relationships                                      13 to 14 years
Brand                                                                     10 years

Notes continued

2. Acquisition of Evelyn Partners

Acquisition overview
On 30 June 2026, NatWest Group acquired 100% of the issued share capital of Evelyn Partners Group Limited (Evelyn Partners) for total consideration of £2.2 billion, determined by adjusting the enterprise value of £2.7 billion to reflect the cash, debt and working capital position of Evelyn Partners on acquisition date.

Evelyn Partners is a UK-based wealth management and professional services business providing investment management, financial planning and advisory services to retail, mass affluent and high-net-worth clients.

The acquisition accelerates NatWest Group's strategy, increasing the proportion of earnings generated from capital-light, fee-based income streams.

The acquisition has been accounted for as a business combination using the acquisition method in accordance with IFRS 3 Business Combinations.

Consideration transferred
£m
Cash consideration	2,187
Share based payment awards attributable to pre-combination services	20
Total consideration transferred	2,207

Provisional fair values of identifiable net assets acquired

The fair values assigned to the identifiable assets acquired and liabilities assumed at the acquisition date are provisional and may be adjusted during the measurement period of up to 12 months from the acquisition date as permitted by IFRS 3.

A summary of the provisional fair values recognised is set out below:
£m
Cash	172
Right of use assets	43
Property, plant and equipment	29
Identifiable intangible assets	1,260
Other assets	157
Borrowings	(674)
Deferred tax liabilities	(299)
Lease liabilities	(57)
Other liabilities	(147)
Net identifiable assets acquired	484
Goodwill recognised	1,723

The principal identifiable intangible assets recognised comprise:
●         customer relationships;
●         brand-related intangible assets; and
●         technology and software assets.
The goodwill recognised is principally attributable to:
●         expected revenue synergies from combining NatWest Group's customer base with Evelyn Partners' wealth management and advice capabilities;
●         the value of the assembled workforce and management expertise of the acquired business; and
●         future growth opportunities and strategic benefits that do not meet the criteria for separate recognition as identifiable intangible assets.
None of the goodwill recognised is expected to be deductible for tax purposes.

Measurement period adjustments
The purchase price allocation remains subject to refinement as NatWest Group finalises the valuation of acquired intangible assets and certain provisions and tax balances.
The valuation of customer relationships and investment management contracts is sensitive to assumptions relating to:
●         expected future assets under management;
●         client retention;
●         fee margins;
●         discount rates; and
●         EBITDA margin.
Any adjustments identified during the measurement period will be recognised retrospectively in accordance with IFRS 3.

Transactions accounted for separately
On acquisition date, the following transactions have been accounted for separately to the acquisition:
●         external debt held by Evelyn Partners amounting to £674 million was repaid, resulting in an outflow of cash and reduction in borrowings by £674 million;
●         management loans held by previous investors in Evelyn Partners amounting to £11 million were settled, resulting in a cash inflow of £11 million.

Notes continued

2. Acquisition of Evelyn Partners continued

Impact on the consolidated income statement
Evelyn Partners was acquired on 30 June 2026, therefore had no contribution to the income statement of NatWest Group as at 30 June 2026.

During the period, NatWest Group recognised £28 million of acquisition-related costs within Operating expenses.

Impact on the consolidated balance sheet
As at the 30 June 2026, the acquisition resulted in an increase in NatWest Group's:

●         goodwill;
●         other intangible assets; and
●         other assets and liabilities associated with the acquired business.

Impact on the cash flow statement
£m
Cash consideration paid	2,187
Less: cash and cash equivalents acquired	172
Net cash outflow on acquisition	2,015

The net cash outflow on acquisition is presented within investing activities in the condensed consolidated cash flow statement.

Illustrative pro forma information
Had the acquisition occurred on 1 January 2026, management estimates that NatWest Group would have reported:

£m
Total income	9,139
Profit after tax	3,162

The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the results of operations that would have been achieved had the acquisition been completed on that date, nor is it intended to be a projection of future results.

In determining these amounts, management has assumed that the fair value adjustments that arose on acquisition as part of the purchase price allocation would have been the same and that the external debt would have still have been paid off immediately if the acquisition had occurred on 1 January 2026, resulting in an additional amortisation charge relating to the additional identifiable intangible assets recognised and a decrease in the interest expense recognised in relation to the external debt.

Notes continued

3. Net interest income

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Balances at central banks and loans to banks - amortised cost	1,443	1,769
Loans to customers - amortised cost	9,960	9,412
Other financial assets	1,640	1,492
Interest receivable	13,043	12,673
Bank deposits	974	854
Customer deposits	3,524	3,918
Other financial liabilities	1,485	1,579
Subordinated liabilities	170	202
Interest payable	6,153	6,553

Net interest income	6,890	6,120

4. Non-interest income
	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Net fees and commissions (1)	1,317	1,240
Foreign exchange	219	232
Interest rate (2)	153	281
Credit	12	57
Changes in fair value of own debt and derivative liabilities attributable to own credit risk - debt securities in issue	1	3
Equities, commodities and other	1	2
Income from trading activities	386	575
Rental income on operating lease assets and investment property	115	108
Changes in fair value of financial assets and liabilities designated at FVTPL (3)	(63)	(85)
Changes in fair value of other financial assets and liabilities designated at FVTPL (4)	17	22
Hedge ineffectiveness	15	(13)
Profit on disposal of fair value through other comprehensive income asset	26	4
Loss on disposal of subsidiaries and associates	(15)	-
Share of profit of associated entities	18	14
Foreign exchange recycling profit (5)	133	1
Other income	23	(1)
Other operating income	269	50
Non-interest income	1,972	1,865

(1)     Refer to Note 6 for further analysis.
(2)     Includes fair value changes on derivatives not designated in a hedge accounting relationship, and gains and losses from structural hedges.
(3)     Includes related derivatives.
(4)     Includes instruments that have failed solely payments of principal and interest testing under IFRS 9.
(5)     Refer to footnote 6 of the Condensed consolidated statement of changes in equity.

Notes continued

5. Operating expenses

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Salaries	1,209	1,237
Bonus awards	296	271
Temporary and contract costs	74	79
Social security costs	227	207
Pension costs	164	173
- defined benefit schemes	35	52
- defined contribution schemes	129	121
Other	164	162
Staff costs	2,134	2,129
Premises and equipment	628	587
Depreciation and amortisation (1)	565	557
Other administrative expenses	794	745
Administrative expenses	1,987	1,889
Operating expenses	4,121	4,018
(1)     Includes depreciation of right of use assets of £43 million (30 June 2025 - £47 million).

6. Segmental analysis

The business is organised into the following reportable segments: Retail Banking, Private Banking & Wealth Management, Commercial & Institutional and Central items & other.

Analysis of operating profit/(loss) before tax
The following tables provide a segmental analysis of operating profit/(loss) before tax by the main income statement captions.

		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2026	£m	£m	£m	£m	£m
Net interest income	3,165	398	3,367	(40)	6,890
Net fees and commissions	265	178	871	3	1,317
Other non-interest income	8	19	391	237	655
Total income	3,438	595	4,629	200	8,862
Depreciation and amortisation	(13)	(1)	(62)	(489)	(565)
Other operating expenses	(1,416)	(376)	(2,146)	382	(3,556)
Impairment losses	(280)	(6)	(137)	-	(423)
Operating profit	1,729	212	2,284	93	4,318

Notes continued

6. Segmental analysis continued

Analysis of operating profit/(loss) before tax
		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2025	£m	£m	£m	£m	£m
Net interest income	2,922	363	2,955	(120)	6,120
Net fees and commissions	213	159	865	3	1,240
Other non-interest income	(1)	17	469	140	625
Total income	3,134	539	4,289	23	7,985
Depreciation and amortisation	-	-	(71)	(486)	(557)
Other operating expenses	(1,423)	(359)	(2,080)	401	(3,461)
Impairment losses	(226)	(1)	(154)	(1)	(382)
Operating profit/(loss)	1,485	179	1,984	(63)	3,585

Total revenue (1)
		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
Half year ended 30 June 2026	£m	£m	£m	£m	£m
External	5,312	634	6,631	2,831	15,408
Inter-segmental	7	691	(665)	(33)	-
Total	5,319	1,325	5,966	2,798	15,408

Half year ended 30 June 2025
External	4,916	617	6,729	2,644	14,906
Inter-segmental	6	774	(794)	14	-
Total	4,922	1,391	5,935	2,658	14,906

(1)     Total revenue comprises interest receivable, fees and commissions receivable, income from trading activities and other operating income.

Total assets and liabilities
		Private Banking &
	Retail	Wealth	Commercial &	Central items &
	Banking	Management	Institutional	other	Total
30 June 2026	£m	£m	£m	£m	£m
Assets	247,472	32,899	422,116	42,880	745,367
Liabilities	205,933	42,139	377,800	75,667	701,539

31 December 2025
Assets	240,259	30,457	391,869	51,968	714,553
Liabilities	206,398	42,895	354,499	68,148	671,940

Notes continued

6. Segmental analysis continued
Analysis of net fees and commissions

		Private Banking
	Retail	& Wealth	Commercial	Central items
	Banking	Management	& Institutional	& other	Total
Half year ended 30 June 2026	£m	£m	£m	£m	£m
Fees and commissions receivable
- Payment services	191	19	358	-	568
- Credit and debit card fees	207	10	133	-	350
- Lending and financing	8	4	385	-	397
- Brokerage	68	6	25	-	99
- Investment management, trustee and fiduciary services	2	148	27	8	185
- Underwriting fees	-	-	93	-	93
- Other	10	3	19	(14)	18
Total	486	190	1,040	(6)	1,710
Fees and commissions payable	(221)	(12)	(169)	9	(393)
Net fees and commissions	265	178	871	3	1,317

Half year ended 30 June 2025
Fees and commissions receivable
- Payment services	176	20	355	-	551
- Credit and debit card fees	203	10	133	-	346
- Lending and financing	8	4	370	-	382
- Brokerage	19	5	28	-	52
- Investment management, trustee and fiduciary services	1	126	25	10	162
- Underwriting fees	-	-	88	-	88
- Other	5	2	28	(8)	27
Total	412	167	1,027	2	1,608
Fees and commissions payable	(199)	(8)	(162)	1	(368)
Net fees and commissions	213	159	865	3	1,240

Notes continued

7. Tax
The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 25% (2025 - 25%), as analysed below:

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Profit before tax	4,318	3,585

Expected tax charge	(1,080)	(896)
Losses and temporary differences in period where no deferred tax assets recognised	(3)	(4)
Foreign profits taxed at other rates	4	21
Items not allowed for tax:
- losses on disposals and write-downs	(6)	5
- UK bank levy	(17)	(17)
- regulatory and legal actions	(3)	(16)
- other disallowable items	(24)	(14)
Non-taxable items:
- FX recycling on Ulydien capital reduction	22	-
- RPI-related uplift on index-linked gilts	17	9
- other non-taxable items	5	15
Taxable foreign exchange movements	1	(3)
Unrecognised losses bought forward and utilised	23	18
Net increase in the carrying value of deferred tax assets in respect of UK losses	-	26
Banking surcharge	(110)	(95)
Tax on paid-in equity dividends	37	40
Adjustments in respect of prior years	(4)	1
Actual tax charge	(1,138)	(910)

At 30 June 2026, NatWest Group has recognised a deferred tax asset of £1,149 million (31 December 2025 - £1,252 million) and a deferred tax liability of £376 million (31 December 2025 - £104 million). These amounts include deferred tax assets recognised in respect of trading losses of £741 million (31 December 2025 - £814 million). NatWest Group has considered the carrying value of these assets as at 30 June 2026 and concluded that they are recoverable.

Deferred tax liabilities of £299 million relate to the net identifiable assets acquired as part of the Evelyn Partners acquisition (refer to Note 2 for further information).

Notes continued

8. Financial instruments - classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9.

				Amortisedcost	Otherassets
	MFVTPL	DFV	FVOCI			Total
Assets	£m	£m	£m	£m	£m	£m
Cash and balances at central banks				76,743		76,743
Trading assets	47,366					47,366
Derivatives (1)	63,157					63,157
Settlement balances				10,015		10,015
Loans to banks - amortised cost (2)				7,342		7,342
Loans to customers - amortised cost (3)				435,908		435,908
Other financial assets	810	7	50,647	35,088		86,552
Intangible assets					10,205	10,205
Other assets					8,079	8,079
30 June 2026	111,333	7	50,647	565,096	18,284	745,367

Cash and balances at central banks				85,182		85,182
Trading assets	46,537					46,537
Derivatives (1)	60,789					60,789
Settlement balances				645		645
Loans to banks - amortised cost (2)				6,958		6,958
Loans to customers - amortised cost (3)				418,881		418,881
Other financial assets	1,041	3	42,168	36,558		79,770
Intangible assets					7,292	7,292
Other assets					8,499	8,499
31 December 2025	108,367	3	42,168	548,224	15,791	714,553

For the notes to this table refer to the following page.

Notes continued

8. Financial instruments - classification continued

	Held-for-trading		Amortisedcost	Otherliabilities
		DFV			Total
Liabilities	£m	£m	£m	£m	£m
Bank deposits (4)			50,002		50,002
Customer deposits			448,605		448,605
Settlement balances			9,995		9,995
Trading liabilities	50,637				50,637
Derivatives (1)	56,256				56,256
Other financial liabilities (5,7)		4,790	67,244		72,034
Subordinated liabilities		230	6,376		6,606
Notes in circulation			3,110		3,110
Other liabilities (6)			600	3,694	4,294
30 June 2026	106,893	5,020	585,932	3,694	701,539

Bank deposits (4)			44,092		44,092
Customer deposits			442,998		442,998
Settlement balances			942		942
Trading liabilities	49,022				49,022
Derivatives (1)	53,974				53,974
Other financial liabilities (5,7)		4,617	62,982		67,599
Subordinated liabilities		237	5,886		6,123
Notes in circulation			3,164		3,164
Other liabilities (6)			594	3,432	4,026
31 December 2025	102,996	4,854	560,658	3,432	671,940

(1)     Includes net hedging derivative assets of £395 million (31 December 2025 - £535 million) and net hedging derivative liabilities of £319 million (31 December 2025 - £356 million).
(2)     Includes items in the course of collection from other banks of £364 million (31 December 2025 - £166 million).
(3)     Includes finance lease receivables of £9,206 million (31 December 2025 - £8,971 million).
(4)     Includes items in the course of transmission to other banks of £200 million (31 December 2025 - £192 million).
(5)     The carrying amount of other customer accounts designated at fair value through profit or loss is the same as the principal amount for both periods. No amounts have been recognised in the profit or loss for changes in credit risk associated with these liabilities as the changes are immaterial both during the period and cumulatively.
(6)     Includes lease liabilities of £538 million (31 December 2025 - £535 million), held at amortised cost.
(7)     During the period ended 30 June 2026, there were debt issuances of £7.7 billion and debt repayments of £8.4 billion. Funding was also raised in other formats including commercial paper and certificates of deposit.

Notes continued
9. Financial instruments - valuation
Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the NatWest Group plc 2025 Annual Report and Accounts. Valuation, sensitivity methodologies and inputs at 30 June 2026 are consistent with those described in Note 10 to the financial statements in the NatWest Group plc 2025 Annual Report and Accounts.

Fair value hierarchy
The table below shows the assets and liabilities held by NatWest Group split by fair value hierarchy level. Level 1 are considered the most liquid instruments, and level 3 the most illiquid, valued using expert judgment and hence carry the most significant price uncertainty.

	30 June 2026				31 December 2025
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	-	29,022	256	29,278	-	33,556	96	33,652
Securities	13,811	4,277	-	18,088	9,586	3,299	-	12,885
Derivatives
Interest rate	-	30,819	337	31,156	-	32,382	360	32,742
Foreign exchange	-	31,850	90	31,940	-	27,878	103	27,981
Other	-	49	12	61	-	57	9	66
Other financial assets
Loans	-	24	829	853	-	35	533	568
Securities	29,888	20,606	117	50,611	25,528	16,964	152	42,644
Total financial assets held at fair value	43,699	116,647	1,641	161,987	35,114	114,171	1,253	150,538
As a % of total fair value assets	27%	72%	1%		23%	76%	1%

Liabilities
Trading liabilities
Deposits	-	40,399	-	40,399	-	41,284	-	41,284
Debt securities in issue	-	215	-	215	-	234	-	234
Short positions	8,174	1,848	1	10,023	6,172	1,331	1	7,504
Derivatives
Interest rate	-	25,284	181	25,465	-	26,589	169	26,758
Foreign exchange	-	30,611	52	30,663	-	26,988	54	27,042
Other	-	100	28	128	-	119	55	174
Other financial liabilities
Debt securities in issue	-	2,338	3	2,341	-	2,302	3	2,305
Other deposits	-	2,423	26	2,449	-	2,285	27	2,312
Subordinated liabilities	-	230	-	230	-	237	-	237
Total financial liabilities held at fair value	8,174	103,448	291	111,913	6,172	101,369	309	107,850
As a % of total fair value liabilities	7%	93%	0%		6%	94%	0%
(1)     Level 1 - Instruments valued using unadjusted quoted prices in active and liquid markets, for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.
      Level 2 - Instruments valued using valuation techniques that have observable inputs. Observable inputs are those that are readily available with limited adjustments required. Examples include most government agency securities, investment-grade corporate bonds, certain mortgage products - including CLOs, most bank loans, repos and reverse repos, state and municipal obligations, most notes issued, certain money market securities, loan commitments and most OTC derivatives.
     Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument's valuation, is not based on observable market data. Examples include non-derivative instruments which trade infrequently, certain syndicated and commercial mortgage loans, private equity, and derivatives with unobservable model inputs.

(2) Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instrument was transferred.
(3)    For an analysis of debt securities held at mandatory fair value through profit or loss by issuer as well as ratings and derivatives, by type and contract, refer to Capital and risk management - Credit risk.

Notes continued

9. Financial instruments - valuation continued
Valuation adjustments
NatWest Group manages some portfolios of financial assets and financial liabilities based on its net exposure to either market or credit risk. In these cases, the fair value is derived from the net risk exposure of that portfolio with portfolio level adjustments applied to incorporate bid-offer spreads, counterparty credit risk, and funding costs.
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, funding and credit risk. These adjustments are presented in the table below. For further information refer to the descriptions of valuation adjustments within 'Financial instruments - valuation' on page 334 of the NatWest Group plc 2025 Annual Report and Accounts.

	30 June	31 December
	2026	2025
	£m	£m
Funding - FVA	(16)	(11)
Credit - CVA	174	179
Bid - Offer	61	60
Product and deal specific	96	124
Total	315	352

The decrease in FVA and CVA was driven by exposure changes arising from the increase in interest rates. The decrease in product and deal specific was driven by the amortisation of deferred trade inception profits.

Notes continued

9. Financial instruments - valuation continued
Level 3 sensitivities
The table below shows the favourable and unfavourable range of fair value of the level 3 assets and liabilities.

	30 June 2026			31 December 2025
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m
Assets
Trading assets
Loans	256	-	-	96	-	-
Derivatives
Interest rate	337	10	(10)	360	20	(10)
Foreign exchange	90	-	-	103	10	(10)
Other	12	-	-	9	-	-
Other financial assets
Loans	829	10	(10)	533	-	(10)
Securities	117	10	(20)	152	10	(20)
Total financial assets held at fair value	1,641	30	(40)	1,253	40	(50)

Liabilities
Trading liabilities
Short positions	1	-	-	1	-	-
Derivatives
Interest rate	181	10	(10)	169	10	(10)
Foreign exchange	52	-	-	54	-	-
Other	28	-	-	55	-	-
Other financial liabilities
Debt securities in issue	3	-	-	3	-	-
Other deposits	26	-	-	27	-	(20)
Total financial liabilities held at fair value	291	10	(10)	309	10	(30)

Alternative assumptions
Reasonably plausible alternative assumptions of unobservable inputs are determined based on a specified target level of certainty of 90%. Alternative assumptions are determined with reference to all available evidence including consideration of the following: quality of independent pricing information considering consistency between different sources, variation over time, perceived tradability or otherwise of available quotes; consensus service dispersion ranges; volume of trading activity and market bias (e.g. one-way inventory); day 1 profit or loss arising on new trades; number and nature of market participants; market conditions; modelling consistency in the market; size and nature of risk; length of holding of position; and market intelligence.

Notes continued

9. Financial instruments - valuation continued
Movement in level 3 assets and liabilities
The following table shows the movement in level 3 assets and liabilities.

		Other	Other			Other	Other
	Derivatives	trading	financial	Total	Derivatives	trading	financial	Total
	assets	assets (2)	assets (3)	assets	liabilities	liabilities (2)	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2026	472	96	685	1,253	278	1	30	309
Amounts recorded in the income statement (1)	(30)	13	1	(16)	(26)	-	(1)	(27)
Amount recorded in the statement of comprehensive income	-	-	2	2	-	-	-	-
Level 3 transfers in	41	-	45	86	20	-	-	20
Level 3 transfers out	(50)	-	(41)	(91)	(1)	-	-	(1)
Purchases/originations	39	157	336	532	22	-	-	22
Settlements/other decreases	-	(10)	(1)	(11)	(14)	-	-	(14)
Sales	(33)	-	(81)	(114)	(17)	-	-	(17)
Foreign exchange and other adjustments	-	-	-	-	(1)	-	-	(1)
At 30 June 2026	439	256	946	1,641	261	1	29	291

Amounts recorded in the income statement in respect of balances held
at period end - unrealised	66	13	3	82	18	(1)	(0)	17

At 1 January 2025	630	278	774	1,682	465	1	28	494
Amounts recorded in the income statement (1)	(65)	2	(1)	(64)	(94)	-	1	(93)
Amount recorded in the statement of comprehensive income	-	-	11	11	-	-	-	-
Level 3 transfers in	40	-	-	40	7	-	25	32
Level 3 transfers out	(6)	-	(16)	(22)	(11)	-	-	(11)
Purchases/originations	70	89	59	218	47	-	-	47
Settlements/other decreases	(2)	(31)	-	(33)	(34)	-	-	(34)
Sales	(31)	(97)	(125)	(253)	(40)	-	-	(40)
Foreign exchange and other adjustments	1	2	1	4	2	-	1	3
At 30 June 2025	637	243	703	1,583	342	1	55	398

Amounts recorded in the income statement in respect of balances held
at period end - unrealised	57	1	(3)	55	(10)	-	-	(10)
(1)     There were £9 million net gains on trading assets and liabilities (30 June 2025 - £31 million net gains) recorded in income from trading activities. Net gains on other instruments of £2 million (30 June 2025 - £2 million net losses) were recorded in other operating income and interest income as appropriate.

(2) Other trading assets and other trading liabilities comprise assets and liabilities held at fair value in trading portfolios.
(3) Other financial assets comprise fair value through other comprehensive income, designated as at fair value through profit or loss and other fair value through profit or loss.
(4)     During the period ended 30 June 2026, £61 million of assets and liabilities transferred into Level 3 driven by decrease in observability of swaps and increase in the proportion of trades with unobservable inputs in structured netting. £51 million of assets and liabilities transferred out of Level 3 driven by decrease in observability of inputs.

Notes continued

9. Financial instruments - valuation continued
Fair value of financial instruments measured at amortised cost on the balance sheet
The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

	Carrying
	value	Fair value
30 June 2026	£bn	£bn
Financial assets
Loans to banks	7.3	7.4
Loans to customers	435.9	430.7
Other financial assets - securities	35.1	35.0

31 December 2025
Financial assets
Loans to banks	7.0	6.9
Loans to customers	418.9	414.5
Other financial assets - securities	36.6	36.6

30 June 2026
Financial liabilities
Bank deposits	50.0	50.0
Customer deposits	448.6	448.6
Other financial liabilities
- debt securities in issue	67.2	67.7
Subordinated liabilities	6.4	6.5

31 December 2025
Financial liabilities
Bank deposits	44.1	44.1
Customer deposits	443.0	424.4
Other financial liabilities
- debt securities in issue	63.0	63.6
Subordinated liabilities	5.9	6.1

The assumptions and methodologies underlying the calculation of fair values of financial instruments at the balance sheet date are as follows:

Loans to banks and customers
In estimating the fair value of net loans to customers and banks measured at amortised cost, NatWest Group's loans are segregated into appropriate portfolios reflecting the characteristics of the constituent loans. Two principal methods are used to estimate fair value: contractual cash flows and expected cash flows.

Debt securities and subordinated liabilities
Most debt securities are valued using quoted prices in active markets or from quoted prices of similar financial instruments in active markets. For the remaining population, fair values are determined using market standard valuation techniques, such as discounted cash flows.

Bank and customer deposits
Fair value of deposits is estimated using discounted cash flow valuation techniques.

Other financial instruments
For certain short-term financial instruments: cash and balances at central banks, items in the course of collection from other banks, items in the course of transmission to other banks, customer demand deposits and notes in circulation, carrying value is deemed a reasonable approximation of fair value.

Notes continued

10. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2026	2025
Assets	£m	£m
Loans
Reverse repos	22,704	27,656
Cash Collateral given	6,048	5,701
Other loans	526	295
Total loans	29,278	33,652
Securities
Central and local government
- UK	2,508	2,120
- US	4,129	4,153
- Other	8,380	4,135
Financial institutions and Corporate	3,071	2,477
Total securities	18,088	12,885
Total	47,366	46,537

Liabilities
Deposits
Repos	27,626	28,578
Cash Collateral received	11,889	11,966
Other deposits	884	740
Total deposits	40,399	41,284
Debt securities in issue	215	234
Short positions
Central and local government
- UK	2,411	1,504
- US	2,100	1,161
- Other	4,954	4,137
Financial institutions and Corporate	558	702
Total short positions	10,023	7,504
Total	50,637	49,022
Notes continued

11. Loan impairment provisions
Loan exposure and impairment metrics
The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2026	2025
	£m	£m
Loans - amortised cost and FVOCI (1,2)
Stage 1	398,096	386,651
Stage 2	44,915	38,582
Stage 3	4,691	4,683
Of which: individual	1,176	1,456
Of which: collective	3,515	3,227
	447,702	429,916
ECL provisions (3)
Stage 1	616	614
Stage 2	872	796
Stage 3	2,074	2,175
Of which: individual	492	598
Of which: collective	1,582	1,577
	3,562	3,585
ECL provisions coverage (4)
Stage 1 (%)	0.15	0.16
Stage 2 (%)	1.94	2.06
Stage 3 (%)	44.21	46.44
	0.80	0.83

	Half year ended
	30 June	30 June
	2026	2025
	£m	£m
Impairment losses
ECL charge/(release) (5)	423	382
Stage 1	(77)	(67)
Stage 2	283	165
Stage 3	217	284
Of which: individual	48	194
Of which: collective	169	90

Amounts written off	487	192
Of which: individual	168	61
Of which: collective	319	131
(1)       The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £75.9 billion (31 December 2025 - £84.1 billion) and debt securities of £85.2 billion (31 December 2025 - £78.4 billion).

(2)       Fair value through other comprehensive income (FVOCI). Includes loans to customers and banks.

(3)       Includes £10 million (31 December 2025 - £6 million) related to assets classified as FVOCI and £0.1 billion (31 December 2025 - £0.1 billion) related to off-balance sheet exposures.

(4)       ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure.

(5)       Includes a £2 million release (June 2025 - £1 million release) related to other financial assets, of which £2 million charges (June 2025 - £0 million release) related to assets classified as FVOCI and includes a £0 million charge (June 2025 - £10 million charge) related to contingent liabilities.

Notes continued

12. Provisions for liabilities and charges

				Financial
	Customer	Litigation and		commitments
	redress	other regulatory	Property	and guarantees	Other (1)	Total
	£m	£m	£m	£m	£m	£m
At 1 January 2026	282	64	73	58	142	619
Expected credit losses impairment charge	-	-	-	5	-	5
Currency translation and other movements	-	1	-	-	(1)	-
Acquisition of companies and businesses	8	-	7	-	4	19
Charge to income statement	6	12	5	-	244	267
Release to income statement	(23)	(3)	(7)	-	(44)	(77)
Provisions utilised	(92)	(1)	(7)	(1)	(60)	(161)
At 30 June 2026	181	73	71	62	285	672

(1)     Other materially comprises of provisions relating to restructuring costs, historical VAT matters and Bank of England levy.

Provisions are liabilities of uncertain timing or amount and are recognised when there is a present obligation as a result of a past event, the outflow of economic benefit is probable and the outflow can be estimated reliably. Any difference between the final outcome and the amounts provided will affect the reported results in the period when the matter is resolved.

13. Dividends
The 2025 final dividend was approved by shareholders at the Annual General Meeting on 28 April 2026 and the payment made on 5 May 2026 to shareholders on the register at the close of business on 20 March 2026.
NatWest Group plc announces an interim dividend for 2026 of £955 million or 12.0 pence per ordinary share. The interim dividend will be paid on 18 September 2026 to shareholders on the register at close of business on 14 August 2026. The ex-dividend date will be 13 August 2026.

14. Contingent liabilities and commitments
The amounts shown in the table below are intended only to provide an indication of the volume of business outstanding at 30 June 2026. Although NatWest Group is exposed to credit risk in the event of a customer's failure to meet its obligations, the amounts shown do not, and are not intended to, provide any indication of NatWest Group's expectation of future losses.

	30 June	31 December
	2026	2025
	£m	£m
Contingent liabilities and commitments
Guarantees	2,790	2,810
Other contingent liabilities	1,559	1,548
Standby facilities, credit lines and other commitments	147,827	142,765
Total	152,176	147,123

Commitments and contingent obligations are subject to NatWest Group's normal credit approval processes.

Notes continued

15. Litigation and regulatory matters

NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

NatWest Group recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many of the Matters, it is not possible to determine whether any loss is probable, or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and regulatory matters or as a result of adverse impacts or restrictions on NatWest Group's reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before the probability of a liability, if any, arising can reasonably be estimated in respect of any Matter. NatWest Group cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for Matters that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where NatWest Group may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending or contesting Matters, even for those for which NatWest Group believes it has credible defences and should prevail on the merits. The uncertainties inherent in all Matters affect the amount and timing of any potential economic outflows both for Matters with respect to which provisions have been established and other contingent liabilities in respect of any such Matter.

It is not practicable to provide an aggregate estimate of potential liability for our Matters as a class of contingent liabilities.

The future economic outflow in respect of any Matter may ultimately prove to be substantially greater than, or less than, the aggregate provision, if any, that NatWest Group has recognised in respect of such Matter. Where a reliable estimate of the economic outflow cannot be reasonably made, no provision has been recognised. NatWest Group expects that in future periods, additional provisions and economic outflows relating to Matters that may or may not be currently known by NatWest

Group will be necessary, in amounts that are expected to be substantial in some instances. Refer to Note 12 for information on material provisions.

Matters which are, or could be, material, either individually or in aggregate, having regard to NatWest Group, considered as a whole, in which NatWest Group is currently involved are set out below. We have provided information on the procedural history of certain Matters, where we believe appropriate, to aid the understanding of the Matter.

For a discussion of certain risks associated with NatWest Group's litigation and regulatory matters (including the Matters), refer to the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 417 to 419 of the NatWest Group plc 2025 Annual Report and Accounts.

London Interbank Offered Rate (LIBOR) and other rates litigation
NatWest Group plc and certain other members of NatWest Group, including NWM Plc, are defendants in a number of claims pending in the United States District Court for the Southern District of New York (SDNY) with respect to the setting of USD LIBOR. The complainants allege that certain members of NatWest Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

The co-ordinated proceeding in the SDNY relating to USD LIBOR now includes one remaining class action, which is on behalf of persons who purchased LIBOR-linked instruments from defendants and bonds issued by defendants, as well as two non-class actions.

On 25 September 2025, the SDNY granted summary judgment to the defendants on the issue of liability and dismissed all claims in both the class action and the non-class actions. The decision is being appealed in the United States Court of Appeals for the Second Circuit (US Court of Appeals).

In addition to the USD LIBOR cases described above, there are two other IBOR-related class actions involving NWM Plc. First, there is a class action relating to derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR, which was dismissed by the SDNY in relation to NWM Plc and other NatWest Group companies in September 2021. That dismissal is now the subject of an appeal to the US Court of Appeals.

Second, there is a class action concerning alleged manipulation of Euribor. On 22 August 2025, the US Court of Appeals reversed the SDNY's decision in the Euribor case, reinstating claims against NWM plc. That case has therefore returned to the SDNY for further proceedings.

Notes continued

15. Litigation and regulatory matters continued
Foreign exchange litigation

NatWest Group plc, NWM Plc and/or NWMSI are defendants in several cases relating to NWM Plc's foreign exchange (FX) business.

In May 2019, a cartel class action was filed in the Federal Court of Australia against NWM Plc and four other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUD 0.5 million.

In May 2025, NWM Plc executed an agreement to settle the claim in the Federal Court of Australia, which the court approved in August 2025. The settlement amount is covered in full by an existing provision. In July 2026, the court formally dismissed the claim.

In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the European Economic Area with a relevant financial institution or on an electronic communications network.

In March 2022, the CAT declined to certify either application as collective proceedings on an opt-out basis. This decision was appealed by the applicants and was the subject of an application for judicial review. The CAT, in its judgment, allowed the applicants three months in which to reformulate their claims as opt-in claims.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative and dismissed the application for judicial review of the CAT's decision. The other applicant has discontinued its claim and withdrawn from the proceedings. The banks sought permission to appeal the Court of Appeal decision directly to the UK Supreme Court, which was granted in April 2024. The appeal was heard in April 2025.

In December 2025, the UK Supreme Court reinstated the CAT's decision to refuse the application for a collective proceedings order on an opt-out basis. The applicant is seeking permission from the CAT to file a revised application for a collective proceedings order. NatWest Group Plc and NWM Plc have made an application to the CAT for dismissal of the application for a collective proceedings order in its entirety.

Two motions to certify FX-related class actions were filed in the Tel Aviv District Court in Israel in September and October 2018 and were subsequently consolidated into one motion. The consolidated motion to certify, which names The Royal Bank of Scotland plc (now NWM Plc) and several other banks as defendants, was served on NWM Plc in May 2020.

The applicants sought the court's permission to amend their motions to certify the class actions. NWM Plc filed a motion challenging the permission granted by the court for the applicants to serve the consolidated motion outside the Israeli jurisdiction. That NWM Plc motion remains pending. In February 2024, NWM Plc executed an agreement to settle the claim, subject to court approval. The settlement amount is covered in full by an existing provision.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court.

In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision.

The defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, irrespective of whether the claim has been brought on behalf of a party represented by the claimant that is domiciled within or outside of the Netherlands. The Amsterdam Court of Appeal has stayed these appeal proceedings until the Court of Justice of the European Union has answered preliminary questions that have been referred to it in another matter.

Notes continued

15. Litigation and regulatory matters continued
In September 2023, a second summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of a new group of parties. The claimant seeks declarations from the district court in Amsterdam concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages. NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

In January 2025, a third summons was served by Stichting FX Claims on NatWest Group plc, NWM Plc and NWM N.V., on behalf of another new group of parties.

The claimant seeks similar declarations from the district court in Amsterdam to those being sought in the above-mentioned claims, along with unspecified damages.

NatWest Group plc, NWM Plc and other defendants are contesting the Dutch court's jurisdiction. The district court has stayed the proceedings pending judgment in the above-mentioned appeals.

Certain other foreign exchange transaction related claims have been or may be threatened. NatWest Group cannot predict whether all or any of these claims will be pursued.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. Three swap execution facilities (TeraExchange, Javelin, and trueEx) allege that they would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery is complete though expert discovery is ongoing and, in March 2026, defendants filed a motion for summary judgment seeking dismissal of the claims, which is pending.

In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in violation of the antitrust laws and the Commodity Exchange Act.

In May 2025, the US Court of Appeals affirmed a January 2024 decision by the SDNY which barred the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

The case in New Mexico (which had been stayed pending the appeal of the SDNY's decision) has now resumed. The defendants have filed a motion to dismiss, which is pending.

Spoofing litigation
In December 2021, three substantially similar class actions complaints were filed in federal court in the United States against NWM Plc and NWMSI alleging Commodity Exchange Act and common law unjust enrichment claims arising from manipulative trading known as spoofing. The complaints refer to NWM Plc's December 2021 spoofing-related guilty plea (described below under "US investigations relating to fixed-income securities") and purport to assert claims on behalf of those who transacted in US Treasury securities and futures and options on US Treasury securities between 2008 and 2018.

In July 2022, the defendants filed a motion to dismiss these claims, which have been consolidated into one matter in the United States District Court for the Northern District of Illinois. The motion to dismiss remains pending.

Madoff
NWM N.V. was named as a defendant in two actions filed by the trustee for the bankrupt estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York, which together seek to clawback more than US$300 million (plus pre-judgment interest) that NWM N.V. allegedly received from certain Madoff feeder funds and certain swap counterparties.

The claims were previously dismissed, but as a result of an August 2021 decision by the US Court of Appeals, they are now proceeding in the discovery phase in the bankruptcy court, where they have been consolidated into one action.

Notes continued

15. Litigation and regulatory matters continued
Offshoring VAT assessments
HMRC, as part of an industry-wide review, issued protective tax assessments in 2018 against NatWest Group plc totalling £143 million relating to unpaid VAT in respect of the UK branches of two NatWest Group companies registered in India for the period from 1 January 2014 until 31 December 2017 inclusive. NatWest Group formally requested reconsideration by HMRC of their assessments, and this process was completed in November 2020. HMRC upheld their original decision and, as a result, NatWest Group plc lodged an appeal with the Tax Tribunal and an application for judicial review with the High Court of Justice of England and Wales, both in December 2020.

In order to lodge the appeal with the Tax Tribunal, NatWest Group plc was required to pay amounts totalling £153 million (including statutory interest) to HMRC in December 2020 and May 2022. The appeal and the application for judicial review were previously stayed behind a separate case involving another bank.

NatWest Group plc was informed in late 2024 that the other bank had settled its case with HMRC by agreement. NatWest Group plc is progressing its appeal before the Tax Tribunal in its own name. NatWest Group plc will also continue to review next steps relevant to the judicial review.

The amount of £153 million continues to be recognised as an asset that NatWest Group plc expects to recover. Since 1 January 2018, NatWest Group plc has paid VAT on intra-group supplies from the India-registered NatWest Group companies.

US Anti-Terrorism Act litigation
NWM N.V. and certain other financial institutions are defendants in several actions filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are, or were, US military personnel who were killed or injured in attacks in Iraq between 2003 and 2011.

NWM Plc is also a defendant in some of these cases.

According to the plaintiffs' allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with and/or aided and abetted Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells that committed the attacks, in violation of the US Anti-Terrorism Act, by agreeing to engage in 'stripping' of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected.

In the lead matters, filed in the United States District Court for the Eastern District of New York ('EDNY') the district court has dismissed both conspiracy and aiding abetting claims finding that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. In January 2023, the US Court of Appeals affirmed the district court's dismissal of conspiracy-based claims.  The district court's dismissal of aiding and abetting claims is subject to a potential future appeal to the US Court of Appeals.

On 30 September 2025, the district court denied a motion by the plaintiffs to re-open the case to assert aiding and abetting claims that they previously did not assert. Another action, filed in the SDNY in 2017, which asserted both conspiracy and aiding and abetting claims, was dismissed by the SDNY in March 2019 on similar grounds as the EDNY cases, but remains subject to appeal to the US Court of Appeals.

Other follow-on actions that are substantially similar to the lead cases described above are pending in the same courts.

Tandanor Litigation in Argentina
In October 2012, a claim was filed in the District Court of Buenos Aires by 'Argentina Talleres Navales Dársena Norte Sociedad Anónima Comercial, Industrial y Naviera' ("Tandanor") (a naval repair business) against what is now the Representative Office of The Royal Bank of Scotland NV, Argentine Branch (in liquidation) (the "Representative Office") and eleven private individuals. (The Representative Office inherited the claim from Banco Holandés Unido, Argentine Branch.)  The claim, which was unquantified, sought damages for alleged fraudulent conduct during Tandanor's privatisation, which concluded in 1993. The Representative Office's participation in the privatisation was 2.9%. The Argentine Ministry of Defence joined Tandanor as a plaintiff in 2014.

The claim was dismissed on limitation grounds in 2018, and the plaintiffs were unsuccessful in subsequent appeals. In November 2024, however, the Argentine Supreme Court set the appealed judgments aside and, in June 2025, the Argentine Federal Court of Appeal returned the case to the Argentine Federal District Court for further consideration. In December 2025, the plaintiffs filed an update quantifying damages at USD1.1 billion. The Representative Office continues to defend the claim and has requested a hearing.

Notes continued

15. Litigation and regulatory matters continued

Oracle Securities Litigation
In January and February 2026, two substantially similar class action complaints were filed in New York state court against Oracle Corporation and the underwriters of a September 2025 bond offering by Oracle, including NWMSI. On 4 March 2026, an amended complaint consolidated both actions. The consolidated amended complaint alleges that the offering documents for the September 2025 bonds were materially misleading because they failed to disclose that, at the time of the bond offering, Oracle was already planning to further increase its debt to fund its Artificial Intelligence (AI) infrastructure expansion. Defendants (including NWMSI) have filed a motion to dismiss the consolidated amended complaint, which is pending.

Separately, in July 2026, two class action complaints were filed in Tennessee state court against Oracle and the underwriters, including NWMSI, one relating to the September 2025 bond offering and the other relating to a February 2026 bond offering by Oracle. The complaints allege that the offering documents for the September 2025 and February 2026 bonds were materially misleading because Oracle's stated revenue expectations allegedly failed to disclose that OpenAI had missed internal revenue and user-growth targets in 2025 and early 2026, raising concerns about OpenAI's ability to meet its payment obligations and, in turn, Oracle's ability to realise expected returns on its AI-related investment and to service its debt (including the September 2025 and February 2026 bonds).

In both the New York matter and the Tennessee matters, the plaintiffs seek damages under the U.S. Securities Act of 1933 as amended, (the 'Securities Act') on behalf of those who purchased Oracle's bonds. In connection with both the September 2025 bond offering and the February 2026 bond offering, Oracle agreed to indemnify the underwriters against certain potential liabilities, including disclosure-based liability under the Securities Act.

Rockfire litigation
In March 2025, a claim was filed in the High Court of Justice of England & Wales against The Royal Bank of Scotland plc ('RBS plc') by the liquidators of Rockfire Investment Finance Plc ('RIF'). In January 2026, a second claim was filed in the High Court of Justice of England & Wales against RBS plc by the liquidators of Rockfire Capital Limited ('RCL').
Both claimants allege that, during the period between January 2017 and February 2021, RBS plc followed unauthorised payment instructions. The claimants allege that these payment instructions were not made in good faith or the best interests of RIF and RCL, and therefore were not authorised. The claimants allege the payments were made in breach of mandate or in breach of RBS plc's duty of care to RIF and RCL

The claimants claim a debt or damages equivalent to the total of the payments in dispute: In the case of RIF, an amount of £179.2 million plus interest, and in the case of RCL, an amount of £73.1 million plus interest. RBS plc is defending both claims.

Regulatory matters (including investigations and customer redress programmes)
NatWest Group's businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. NatWest Group has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, investment advice, business conduct, competition/anti-trust, VAT recovery, anti-bribery, anti-money laundering and sanctions regimes. NatWest Group expects government and regulatory intervention in financial services to be high for the foreseeable future, including increased scrutiny from competition and other regulators in the retail and SME business sectors.

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by NatWest Group, remediation of systems and controls, public or private censure, restriction of NatWest Group's business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on NatWest Group, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it, or lead to material additional provisions being taken.
NatWest Group is co-operating fully with the matters described below.

US investigations relating to fixed-income securities
In December 2021, NWM Plc pled guilty in the United States District Court for the District of Connecticut to one count of wire fraud and one count of securities fraud in connection with historical spoofing conduct by former employees in US Treasuries markets between January 2008 and May 2014 and, separately, during approximately three months in 2018. The 2018 trading occurred during the term of a non-prosecution agreement (NPA) between NWMSI and the United States Attorney's Office for the District of Connecticut (USAO CT), under which non-prosecution was conditioned on NWMSI and affiliated companies not engaging in criminal conduct during the term of the NPA. The relevant trading in 2018 was conducted by two NWM Plc traders in Singapore and breached that NPA. The plea agreement reached with the US Department of Justice (DOJ) and the USAO CT resolved both the spoofing conduct and the breach of the NPA.

Notes continued

15. Litigation and regulatory matters continued
The DOJ and USAO CT paused the monitorship in May 2025 and, following a review, determined that a monitorship was no longer necessary as a result of NWM Plc's notable progress in strengthening its compliance programme, certain of NWM Plc s remedial improvements, internal controls, and the status of implementation of Monitor recommendations, and that reporting by NWM Plc to the DOJ and USAO CT on its continued compliance programme progress provided an appropriate degree of oversight. The court approved the agreement and extended NWM Plc's obligations under the plea agreement and probation until December 2026.

In the event that NWM Plc does not meet its obligations to the DOJ, this may lead to adverse consequences such as increased costs, findings that NWM Plc violated its probation term, amongst other consequences. Other material adverse collateral consequences may occur as a result of this matter, as further described in the Risk Factor relating to legal, regulatory and governmental actions and investigations set out on pages 417 to 419 of the NatWest Group plc 2025 Annual Report and Accounts.

Investment advice review
In October 2019, the FCA notified NatWest Group of its intention to appoint a Skilled Person under section 166 of the Financial Services and Markets Act 2000 to conduct a review of whether NatWest Group's past business review of investment advice provided during 2010 to 2015 was subject to appropriate governance and accountability and led to appropriate customer outcomes.

The Skilled Person's review concluded in 2021 and, after discussion with the FCA, NatWest Group is undertaking additional review/remediation work which is expected to be fully complete by the end of July 2026.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC
In December 2015, correspondence was received from the Central Bank of Ireland setting out an industry examination framework in respect of the sale of tracker mortgages from approximately 2001 until the end of 2015.

The redress and compensation process has now largely concluded, although a small number of cases remain outstanding relating to uncontactable customers.

Ulydien (formerly UBIDAC) customers have lodged tracker mortgage complaints with the Financial Services and Pensions Ombudsman (FSPO). UBIDAC challenged three FSPO adjudications in the Irish High Court. In June 2023, the High Court found in favour of the FSPO in all matters. UBIDAC appealed that decision to the Court of Appeal.
In September 2024, the Court of Appeal allowed UBIDAC's appeal and set aside certain findings of the FSPO. The Court of Appeal directed one aspect of the FSPO decisions to be remitted to the FSPO for its consideration following an oral hearing.

Decisions are awaited from the FSPO in respect of these cases.

Notes continued
16. Related party transactions
Related parties

(a) In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business.

(b) To further strategic partnerships, NatWest Group may seek to invest in third parties or allow third parties to hold a minority interest in a subsidiary of NatWest Group. We disclose as related parties for associates and joint ventures and where equity interests are over 10%. Ongoing business transactions with these entities are on normal commercial terms.

(c) NatWest Group recharges the NatWest Group Pension Fund with the cost of pension management services incurred by it.

(d) In accordance with IAS 24, transactions or balances between NatWest Group entities that have been eliminated on consolidation are not reported.

The nature of related party transactions in H1 2026 was similar to those disclosed in the NatWest Group plc 2025 Annual Report and Accounts.

17. Post balance sheet events
As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 9.02 million shares since 30 June 2026 for a total consideration (excluding fees) of £59.64 million.

Other than as disclosed in this document, there have been no significant events between 30 June 2026 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

18. Date of approval
This announcement was approved by the Board of Directors on 30 July 2026.

Independent review report to NatWest Group plc

Report on the condensed consolidated interim financial statements
Our conclusion
We have reviewed NatWest Group plc's condensed consolidated interim financial statements (the "interim financial statements") in the NatWest Group Interim Results 2026 of NatWest Group plc for the 6-month period ended 30 June 2026 (the "period").

Based on our review, nothing has come to our attention that causes us to believe that the interim financial statements are not prepared, in all material respects, in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting', International Accounting Standard 34, 'Interim Financial Reporting' as issued by the International Accounting Standards Board ('IASB') and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

The interim financial statements comprise:

●       the Condensed consolidated balance sheet as at 30 June 2026;
●       the Condensed consolidated income statement for the period then ended;
●       the Condensed consolidated statement of comprehensive income for the period then ended;
●       the Condensed consolidated statement of changes in equity for the period then ended;
●       the Condensed consolidated cash flow statement for the period then ended; and
●       the explanatory notes to the interim financial statements.

The interim financial statements included in the NatWest Group Interim Results 2026 of NatWest Group plc have been prepared in accordance with UK adopted International Accounting Standard 34, 'Interim Financial Reporting', International Accounting Standard 34, 'Interim Financial Reporting' as issued by the IASB and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority.

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Financial Reporting Council for use in the United Kingdom ("ISRE (UK) 2410"). A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.

A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

We have read the other information contained in the NatWest Group Interim Results 2026 and considered whether it contains any apparent misstatements or material inconsistencies with the information in the interim financial statements.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed. This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the group to cease to continue as a going concern.

Responsibilities for the interim financial statements and the review
Our responsibilities and those of the directors
The NatWest Group Interim Results 2026, including the interim financial statements, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the NatWest Group Interim Results 2026 in accordance with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority. In preparing the NatWest Group Interim Results 2026, including the interim financial statements, the directors are responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the group or to cease operations, or have no realistic alternative but to do so.

Our responsibility is to express a conclusion on the interim financial statements in the NatWest Group Interim Results 2026 based on our review. Our conclusion, including our Conclusions relating to going concern, is based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion paragraph of this report.

Use of this report
This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
Edinburgh
30 July 2026

NatWest Group plc Summary Risk Factors

Summary of Principal Risks and Uncertainties
Set out below is a summary of the principal risks and uncertainties for the remaining six months of the financial year which could adversely affect NatWest Group.

This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties; a fuller description of these and other risk factors is included on pages 403 to 422 of the NatWest Group plc 2025 Annual Report and Accounts and pages 269 to 289 of NatWest Group plc's 2025 Form 20-F. Any of the risks identified may have a material adverse effect on NatWest Group's business, operations, financial condition or prospects.

Economic and political risk
●           NatWest Group, its customers and its counterparties face continued economic and political risks and uncertainties in the UK and global markets, including as a result of inflation and interest rates, supply chain disruption, protectionist policies, and geopolitical developments
●           Changes in interest rates will continue to affect NatWest Group's business and results.
●           Fluctuations in currency exchange rates may adversely affect NatWest Group's results and financial condition.

Business change and execution risk
●           The implementation and execution of NatWest Group's strategy carries execution and operational risks and it may not achieve its stated aims and targeted outcomes.
●           Acquisitions, divestments, or other transactions by NatWest Group may not be successful.
●           NatWest Group operates in markets that are highly competitive, with evolving competitive pressures and technology disruption.
●           The transfer of NatWest Group's EU corporate portfolio involves certain risks.

Financial resilience risk
●           NatWest Group may not achieve its ambitions or targets, meet its guidance, or be in a position to continue to make discretionary capital distributions (including dividends to shareholders).
●           NatWest Group has significant exposure to counterparty and borrower risk including credit losses, which may have an adverse effect on NatWest Group.
●           NatWest Group may not meet the prudential regulatory requirements for liquidity and funding or may not be able to adequately access sources of liquidity and funding, which could trigger the execution of certain management actions or recovery options.
●           NatWest Group may not meet the prudential regulatory requirements for regulatory capital and MREL, or manage its capital effectively, which could trigger the execution of certain management actions or recovery options.
●           Any reduction in the credit rating and/or outlooks assigned to NatWest Group plc, any of its subsidiaries or any of their respective debt securities could adversely affect the availability of funding for NatWest Group, reduce NatWest Group's liquidity and funding position and increase the cost of funding.
●           NatWest Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
●           NatWest Group's financial statements are sensitive to underlying accounting policies, judgements, estimates and assumptions.
●           Changes in accounting standards may materially impact NatWest Group's financial results.
●           The value or effectiveness of any credit protection that NatWest Group has acquired depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
●           NatWest Group could be adversely affected if it fails to meet the requirements of regulatory stress tests, or if NatWest Group's resolution preparations are deemed inadequate.
●           NatWest Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, for example, the cancellation, transfer or dilution of ordinary shares, or the write-down or conversion of certain other of NatWest Group's securities.

NatWest Group plc summary risk factors continued

Summary of Principal Risks and Uncertainties continued
Operational and IT resilience risk
●           Operational risks (including reliance on third party suppliers and outsourcing of certain activities) are inherent in NatWest Group's businesses.
●           NatWest Group is subject to sophisticated and frequent cyberattacks, and compliance with cybersecurity and data protection regulations is becoming increasingly complex.
●           NatWest Group's operations and strategy are highly dependent on the accuracy and effective use of data.
●           NatWest Group's operations are highly dependent on its complex IT systems and any IT failure could adversely affect NatWest Group.
●           NatWest Group relies on attracting, retaining and developing diverse senior management and skilled personnel, and is required to maintain good employee relations.
●           A failure in NatWest Group's risk management framework could adversely affect NatWest Group, including its ability to achieve its strategic objectives.
●           NatWest Group's operations are subject to inherent reputational risk.

Legal and regulatory risk
●           NatWest Group's businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect NatWest Group.
●           NatWest Group is exposed to the risks of various litigation matters, regulatory and governmental actions and investigations as well as remedial undertakings, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on NatWest Group.
●           Changes in tax legislation (or application thereof) or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by NatWest Group.

Climate and sustainability-related risks
●           NatWest Group and its Value Chain face climate and sustainability-related risks that may adversely affect NatWest Group.
●           NatWest Group's strategy relating to climate and sustainability is subject to execution and reputational risks. NatWest Group's climate and sustainability-related ambitions, targets and commitments may not be achieved, and its climate transition plan may not be implemented, without timely and appropriate government policy, technology developments, and suppliers, customers and society supporting the transition.
●           There are significant limitations related to accessing accurate, reliable, verifiable, auditable, consistent and comparable climate and sustainability-related data that contribute to substantial uncertainties in accurately assessing, managing and reporting on climate and sustainability - related information and risks, as well as making informed decisions.
●           NatWest Group is subject to an increasingly complex and evolving landscape of climate and sustainability-related legal, regulatory, and supervisory expectations and there is an increasing risk of regulatory non-compliance, investigations, litigation, and enforcement actions.

Statement of directors' responsibilities

We, the directors listed below, confirm that to the best of our knowledge:
●           the condensed financial statements have been prepared in accordance with IAS 34 'Interim Financial Reporting', as adopted by the UK and as issued by the International Accounting Standards Board (IASB) and the Disclosure Guidance and Transparency Rules sourcebook of the United Kingdom's Financial Conduct Authority;
●           the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and
●           the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties' transactions and changes therein).

By order of the Board

Richard Haythornthwaite	John-Paul Thwaite	Katie Murray
Chair	Group Chief Executive Officer	Group Chief Financial Officer

30 July 2026

Board of directors

Chair	Executive directors	Non-executive directors
Richard Haythornthwaite	John-Paul Thwaite Katie Murray	Joshua Critchley Roisin Donnelly Patrick Flynn Geeta Gopalan Albert Hitchcock Erminia Johannson Stuart Lewis Gillian Whitehead Lena Wilson

Erminia Johannson was appointed as non-executive director on 1 July 2026.

Additional information

Presentation of information
NatWest Group plc (the 'parent company') together with its subsidiaries forms 'NatWest Group'. The term 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH Limited') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term NWM N.V. Group refers to NatWest Markets N.V. and its subsidiary and associated undertakings. The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term RBSI Ltd refers to The Royal Bank of Scotland International Limited. The term Evelyn Partners refers to Evelyn Partners Group Limited.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' or 'p' represent pence where the amounts are denominated in pounds sterling ('GBP'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory accounts
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2025 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

Share information

	30 June 2026	31 March 2026	31 December 2025

Ordinary share price (pence)	667.00	553.20	651.80
Number of ordinary shares in issue (millions)	8,148	8,177	8,227

Financial calendar
2026 third quarter interim management statement	30 October 2026

Contacts
Analyst enquiries:	Claire Kane, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Financial Media Desk	+44 (0) 7557 316 540

Registered office
36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No. SC045551

	Management presentation	Fixed income call
Date:	31 July 2026	31 July 2026
Time:	9:00am	1:00pm
Zoom ID:	910 4885 9347	926 1181 7724

Further information available on natwestgroup.com/results
● Interim Results 2026 and presentation slides.
● A financial supplement containing income statement, balance sheet and segment performance information for the five quarters ended 30 June 2026.
● NatWest Group Pillar 3 at 30 June 2026.

Additional information continued

Forward-looking statements
This document may include forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements with respect to NatWest Group's financial condition, results of operations and business, including its strategic priorities, financial, investment and capital targets, and climate and sustainability-related ambitions, targets and commitments described herein. Statements that are not historical facts, including statements about NatWest Group's beliefs and expectations, are forward-looking statements. Words, such as 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'target', 'goal', 'objective', 'may', 'outlook', 'prospects' and similar expressions or variations on these expressions are intended to identify forward-looking statements. In particular, this document may include forward-looking statements relating, but not limited to: NatWest Group's outlook, guidance and targets (including in relation to RoTE, total income, other operating expenses, loan impairment rate, CET1 ratio, RWA levels, payment of dividends and participation in directed buybacks), its financial position, profitability and financial performance, the implementation of its strategy, its access to adequate sources of liquidity and funding, its regulatory capital position and related requirements, its impairment losses and credit exposures under certain specified scenarios, substantial regulation and oversight, ongoing legal, regulatory and governmental actions and investigations. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, future growth initiatives (including acquisitions, joint ventures and strategic partnerships), the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs, legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and uncertainties, exposure to third party risk, operational risk, conduct risk, cyber, data and IT risk, financial crime risk, key person risk and credit rating risk and the impact of climate and sustainability related risks and the transitioning to a net zero economy. These and other factors, risks and uncertainties that may impact any forward-looking statement or NatWest Group plc's actual results are discussed in NatWest Group plc's 2025 Annual Report and Accounts on Form 20-F, NatWest Group's Interim Management Statement for Q1 and H1 2026 on Form 6-K, and its other public filings. The forward-looking statements contained in this document speak only as of the date of this document and NatWest Group plc does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Caution on non-financial reporting
The processes we have adopted to define, collect and report data on our climate and sustainability-related performance, as well as the associated metrics and disclosures in this document, are not subject to the same formal processes adopted for financial reporting in accordance with established reporting standards. They involve a higher degree of judgement, assumptions and estimates, including in relation to the classification of climate and sustainability-related (including social, sustainability, sustainability-linked, green, climate and transition) funding, financing and facilitation activities, than what is required for reporting of historical financial information prepared in accordance with established reporting standards. As a result, climate and sustainability-related disclosures may be amended, updated or restated over time. However, NatWest Group does not undertake to restate prior disclosures except where required by applicable law or regulation, even if subsequently available data or methodologies differ from those used at the time of the original disclosure. In addition, non-financial reporting systems are less developed than financial reporting systems, often involving manual processes and less robust controls, which may affect data quality and consistency. Refer also to the 'Climate and sustainability-related risk factors' on pages 420 to 422 of the NatWest Group plc 2025 Annual Report and Accounts, the 'Additional cautionary statement regarding climate and sustainability-related data, metrics and forward-looking statements' on pages 429 to 431 of the NatWest Group plc 2025 Annual Report and Accounts, and the cautionary statement in the section entitled 'Caution about climate-related metrics and data required for climate reporting' on pages 70 to 72 of the NatWest Group plc 2025 Climate Transition Plan Report.

Caution about sustainability-related funding, financing and facilitation
Sustainability-related (including social, sustainability, sustainability-linked, green, climate, transition) funding, financing and facilitation currently represents only a relatively small proportion of NatWest Group's overall funding, financing and facilitation activities. Accordingly, disclosures relating to sustainability-related funding, financing and facilitation should be read in the context of NatWest Group's broader balance sheet, risk profile and funding, financing and facilitation activities, and should not be interpreted as indicative of NatWest Group's overall funding, financing or facilitation strategy.

Non-IFRS financial measures
NatWest Group prepares its financial statements in accordance with UK-adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, or alternative performance measures, defined under the European Securities and Markets Authority (ESMA) guidance, or non-Generally Accepted Accounting Principles (GAAP) financial measures in accordance with the Securities and Exchange Commission (SEC) regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include the basis of calculation for metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

Measure	Description
Cost:income ratio (excl. litigation and conduct) Refer to table 2. Cost:income ratio (excl. litigation and conduct) on page 108.
The cost:income ratio (excl. litigation and conduct) is calculated as other operating expenses (operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

Customer deposits excluding central items Refer to Segment performance on pages 12-16 for components of calculation.
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits. Central items & other includes Treasury repo activity. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the reduction of deposits as part of our withdrawal from the Republic of Ireland.
These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

Funded assets Refer to Condensed consolidated balance sheet on page 71 for components of calculation.	Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.
Loan:deposit ratio (excl. repos and reverse repos) Refer to table 5. Loan:deposit ratio (excl. repos and reverse repos) on page 109.
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans - amortised cost excluding reverse repos divided by total customer deposits excluding repos. This metric is used to assess liquidity.
The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. The nearest ratio using IFRS measures is loan:deposit ratio - this is calculated as net loans to customers - amortised cost divided by customer deposits.

NatWest Group Return on Tangible Equity Refer to table 7. NatWest Group Return on Tangible Equity on page 110.
NatWest Group Return on Tangible Equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners' equity and average intangible assets. This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. The nearest ratio using IFRS measures is return on equity, calculated as profit attributable to ordinary shareholders divided by average total equity.

Non-IFRS financial measures continued

Measure	Description
Net interest margin and average interest earning assets Refer to Segment performance on pages 12-16 for components of calculation.
Net interest margin is net interest income as a percentage of average interest earning assets (IEA).
Average IEA are average IEA of the banking business of NatWest Group and primarily consists of cash and balances at central banks, loans to banks - amortised cost, loans to customers - amortised cost and other financial assets. It excludes trading balances and assets in treasury repurchase agreements that have not been derecognised. Average IEA shows the average asset base generating interest over the period.

Net loans to customers excluding central items Refer to Segment performance on pages 12-16 for components of calculation.
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers. Central items & other includes Treasury reverse repo activity. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers as part of our withdrawal from the Republic of Ireland.
This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

Operating expenses excluding litigation and conduct Refer to table 4. Operating expenses excluding litigation and conduct on page 109.
The management analysis of operating expenses shows litigation and conduct costs separately. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort period-on-period comparisons.

Segment return on equity Refer to table 8. Segment return on equity on page 110.
Segment return on equity comprises segmental operating profit or loss, adjusted for paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional equity. This measure shows the return generated by operating segments on equity deployed.

Tangible net asset value (TNAV) per ordinary share Refer to table 3. Tangible net asset value (TNAV) per ordinary share on page 108.
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue. This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price. The nearest ratio using IFRS measures is net asset value (NAV) per ordinary share - this comprises ordinary shareholders' interests divided by the number of ordinary shares in issue.

Total customer assets and liabilities (CAL) Refer to table 6. Total customer assets and liabilities (CAL) on page 109.
CAL comprises customer deposits and gross loans to customers (amortised cost), across the Retail Banking, Private Banking & Wealth Management and Commercial & Institutional segments. For the Private Banking & Wealth Management segment, CAL also includes AUMA, with an adjustment to deduct investment cash to avoid double counting, as investment cash is recognised within both customer deposits and AUMA.
The components of CAL are key drivers of income and provide a measure of growth and strength of the business on a comparable basis.

Total income excluding notable items Refer to table 1. Total income excluding notable items on page 108.
Total income excluding notable items is calculated as total income less notable items. The exclusion of notable items aims to remove the impact of one-offs and other items which may distort period-on-period comparisons.

Non-IFRS financial measures continued
1. Total income excluding notable items
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Total income	8,862	7,985	4,504	4,358	4,005
Less notable items:
Commercial & Institutional
Own credit adjustments	2	3	(1)	3	(3)
Central items & other
Share of gains/(losses) of associate - Business Growth Fund	19	14	20	(1)	(1)
Interest and foreign exchange management derivatives not in hedge
accounting relationships	36	6	(2)	38	(1)
Foreign exchange recycling gains	133	-	38	95	-
	190	23	55	135	(5)
Total income excluding notable items	8,672	7,962	4,449	4,223	4,010

2. Cost:income ratio (excl. litigation and conduct)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Operating expenses	4,121	4,018	2,079	2,042	2,039
Less litigation and conduct costs	(45)	(118)	(30)	(15)	(74)
Other operating expenses	4,076	3,900	2,049	2,027	1,965

Total income	8,862	7,985	4,504	4,358	4,005

Cost:income ratio	46.5%	50.3%	46.2%	46.9%	50.9%
Cost:income ratio (excl. litigation and conduct)	46.0%	48.8%	45.5%	46.5%	49.1%

3. Tangible net asset value (TNAV) per ordinary share
	As at
	30 June	31 March	31 December
	2026	2026	2025
Ordinary shareholders' interests (£m)	38,748	39,084	38,028
Less intangible assets (£m)	(10,205)	(7,224)	(7,292)
Tangible equity (£m)	28,543	31,860	30,736

Ordinary shares in issue (millions) (1)	7,959	7,971	7,995

NAV per ordinary share (pence)	487p	490p	476p
TNAV per ordinary share (pence)	359p	400p	384p
(1) The number of ordinary shares in issue excludes own shares held.

Non-IFRS financial measures continued

4. Operating expenses excluding litigation and conduct
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Other operating expenses
Staff expenses	2,104	2,099	1,034	1,070	1,044
Premises and equipment	623	587	314	309	293
Other administrative expenses	784	657	416	368	337
Depreciation and amortisation	565	557	285	280	291
Total other operating expenses	4,076	3,900	2,049	2,027	1,965
Litigation and conduct costs
Staff expenses	30	30	14	16	16
Premises and equipment	5	-	2	3	-
Other administrative expenses	10	88	14	(4)	58
Total litigation and conduct costs	45	118	30	15	74
Total operating expenses	4,121	4,018	2,079	2,042	2,039
Operating expenses excluding litigation and conduct	4,076	3,900	2,049	2,027	1,965

5. Loan:deposit ratio (excl. repos and reverse repos)
	As at
	30 June	31 March	31 December
	2026	2026	2025
	£m	£m	£m
Loans to customers - amortised cost	435,908	431,563	418,881
Less reverse repos	(33,381)	(37,784)	(32,817)
Loans to customers - amortised cost (excl. reverse repos)	402,527	393,779	386,064
Customer deposits	448,605	445,461	442,998
Less repos	(1,632)	(1,474)	(1,796)
Customer deposits (excl. repos)	446,973	443,987	441,202
Loan:deposit ratio	97%	97%	95%
Loan:deposit ratio (excl. repos and reverse repos)	90%	89%	88%

6. Total customer assets and liabilities (CAL)
	As at
	30 June 2026				31 March 2026				31 December 2025
		Private Banking				Private Banking				Private Banking
	Retail	& Wealth	Commercial		Retail	& Wealth	Commercial		Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total	Banking	Management	& Institutional	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances to customers	225.3	19.1	165.3	409.7	221.3	19.1	159.6	400.0	217.9	19.0	155.8	392.7
Customer deposits	202.2	41.4	204.0	447.6	202.2	41.1	201.5	444.8	202.6	42.7	196.4	441.7
Assets under management and
administration (AUMA)	-	130.6	-	130.6	-	56.7	-	56.7	-	58.5	-	58.5
Less investment cash included in both
customer deposits and AUMA	-	(1.0)	-	(1.0)	-	(1.4)	-	(1.4)	-	(1.2)	-	(1.2)
CAL	427.5	190.1	369.3	986.9	423.5	115.5	361.1	900.1	420.5	119.0	352.2	891.7
Non-IFRS financial measures continued

7. NatWest Group Return on Tangible Equity
	Half year ended and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
	2026	2025	2026	2026	2025
	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	3,035	2,488	1,603	1,432	1,236
Annualised profit attributable to ordinary shareholders	6,070	4,976	6,412	5,728	4,944
Average total equity	43,092	40,817	43,108	43,216	41,474
Adjustment for average other owners' equity and intangible assets	(12,243)	(13,336)	(12,607)	(11,760)	(13,529)
Adjusted total tangible equity	30,849	27,481	30,501	31,456	27,945
Return on equity	14.1%	12.2%	14.9%	13.3%	11.9%
Return on Tangible Equity	19.7%	18.1%	21.0%	18.2%	17.7%

8. Segment return on equity
	Half year ended 30 June 2026			Half year ended 30 June 2025
		Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	1,729	212	2,284	1,485	179	1,984
Paid-in equity cost allocation (£m)	(38)	(6)	(104)	(49)	(8)	(129)
Adjustment for tax (£m)	(473)	(58)	(545)	(402)	(48)	(464)
Adjusted attributable profit (£m)	1,218	148	1,635	1,034	123	1,391
Annualised adjusted attributable profit (£m)	2,435	297	3,270	2,068	246	2,783
Average RWAe (£bn)	70.7	11.4	114.0	67.9	11.2	107.5
Equity factor	12.7%	10.9%	14.1%	12.8%	11.1%	13.9%
Average notional equity (£bn)	9.0	1.2	16.1	8.7	1.2	14.9
Return on equity	27.1%	23.8%	20.3%	23.8%	19.8%	18.6%

	Quarter ended 30 June 2026			Quarter ended 31 March 2026			Quarter ended 30 June 2025
		Private Banking			Private Banking			Private Banking
	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial	Retail	& Wealth	Commercial
	Banking	Management	& Institutional	Banking	Management	& Institutional	Banking	Management	& Institutional
Operating profit (£m)	948	118	1,254	781	94	1,030	735	102	964
Paid-in equity cost allocation (£m)	(20)	(3)	(53)	(18)	(3)	(51)	(26)	(4)	(66)
Adjustment for tax (£m)	(260)	(32)	(300)	(214)	(25)	(245)	(199)	(27)	(225)
Adjusted attributable profit (£m)	668	83	901	549	66	734	510	71	673
Annualised adjusted attributable profit (£m)	2,673	331	3,603	2,197	262	2,937	2,042	282	2,694
Average RWAe (£bn)	71.0	11.5	114.1	70.4	11.4	113.8	68.9	11.3	108.3
Equity factor	12.7%	10.9%	14.1%	12.7%	10.9%	14.1%	12.8%	11.1%	13.9%
Average notional equity (£bn)	9.0	1.3	16.1	8.9	1.2	16.0	8.8	1.3	15.1
Return on equity	29.7%	26.5%	22.4%	24.6%	21.1%	18.3%	23.2%	22.5%	17.9%

Performance measures not defined under IFRS

The table below summarises other performance measures used by NatWest Group, not defined under IFRS, and therefore a reconciliation to the nearest IFRS measure is not applicable.
Measure	Description
AUMA
AUMA comprises both assets under management (AUM) and client assets under administration (AUA) serviced through the Private Banking & Wealth Management segment and not recognised on NatWest Group's balance sheet. AUM comprise assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of customers of the Private Banking & Wealth Management, Retail Banking and Commercial & Institutional segments. AUA comprises i) third party assets held on an execution-only basis in custody by Private Banking & Wealth Management, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking & Wealth Management ii) AUA of Cushon, the sale of which completed in the quarter, which were previously supported by Private Banking & Wealth Management and held and managed by third parties. This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

AUMA income
AUMA income includes investment income earned across NatWest Group (excluding Cushon). Investment income includes ongoing fees as a percentage of assets and fees, charged on a per transaction basis, for advice services, trading and exchange services, protection and alternative investing services. AUMA is a core driver of non-interest income, especially with respect to ongoing investment income and this measure provides a means of reporting the income earned on AUMA.

AUM net flows
AUM net flows refers to net client cash inflows and outflows relating to investment products, both discretionary and advisory mandates serviced through the Private Banking & Wealth Management segment. AUM comprises assets where the investment management is undertaken by Private Banking & Wealth Management on behalf of Private Banking & Wealth Management, Retail Banking and Commercial & Institutional customers.

Capital generation pre-distributions
Capital generation pre-distributions refers to the change in the CET1 ratio in the period, before distributions to ordinary shareholders. It reflects the capital generated through business activities and all other movements, including attributable profit for the period, impacts from acquisitions and disposals, and risk-weighted asset (RWA) changes, prior to the deduction of ordinary shareholder distributions such as ordinary dividends and share buybacks. It is used to show the capital generated in the period that is available for deployment in the business and distribution to shareholders.

Climate and transition finance
The climate and transition finance target enables NatWest Group to quantify the level of financing and facilitation provided by NatWest Group that could support customers in achieving their climate and/or transition ambitions, through lending and underwriting activities. The climate and transition finance framework, available on natwestgroup.com, underpins the target to provide £200 billion in climate and transition finance between 1 July 2025 and the end of 2030.

ECL provision coverage ratio
ECL provision coverage ratio is total ECL provisions as a percentage of loans measured at amortised cost and FVOCI. Total ECL provisions include allowances relating to loans, non-loan financial assets and undrawn commitments. The ratio is used as an indicator of reserve adequacy against potential future credit losses and supports comparison of provisioning levels across segments and sectors.

Loan impairment rate	Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.
Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non- interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities. Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk. Short-term wholesale funding comprises wholesale funding with less than one year to maturity.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	31 July 2026	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary